UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. ___)

                               TRUE YOU.COM, INC.
                                (Name of Issuer)


                         COMMON STOCK, PAR VALUE $0.001
                         (Title of Class of Securities)

                                    897876108
                                 (CUSIP Number)

                                  Alan Gelband
                                750 Third Avenue
                                   Suite 1600
                               New York, NY 10017
                                 (212) 688-2808
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 April 10, 2005
         (Date of Event which Requires Filing Statement on Schedule 13D)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

-------------------------------------------------------------------------------
  1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

     Alen Gelband
-------------------------------------------------------------------------------
  2. Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  |_|
     (b)  |_|
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  3. SEC Use Only
-------------------------------------------------------------------------------
  4. Source of Funds (See Instructions)

     PF
-------------------------------------------------------------------------------
  5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                          |_|
-------------------------------------------------------------------------------
  6. Citizenship or Place of Organization

     U.S.A
-------------------------------------------------------------------------------
               7.       Sole Voting Power
 Number of
   Shares               9,954,860*
Beneficially  -----------------------------------------------------------------
  Owned by
    Each       8.       Shared Voting Power
 Reporting
Person With             0
-------------------------------------------------------------------------------
  9. Sole Dispositive Power

     9,954,860*
-------------------------------------------------------------------------------
 10. Shared Dispositive Power

     0
-------------------------------------------------------------------------------

 11. Aggregate Amount Beneficially Owned by Each Reporting Person

     9,954,860*
-------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                     |_|
-------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)

     71%
-------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)

    IN
-------------------------------------------------------------------------------
* Consists of (a) 6,400,200 shares held directly by Mr. Gelband, (b) 20,000 shares held by Mr. Gelband in trust for his minor son Aaron Gelband, (c) 20,000 shares held by Mr. Gelband in trust for his son Alex Gelband, 2,502,660 shares held indirectly by the Alan Gelband Company Defined Contribution Pension Plan and Trust, (d)10,000 shares held indirectly by Mr. Gelband's wife, (e) 2,000 shares held indirectly by the Alden Foundation, and (e) 1,000 shares of Series A Preferred Stock held directly by Mr. Gelband, which shares are convertible into 1,000,000 shares of common stock. For purposes of calculating the percent of class represented by amount in row (11), we added 1,000,000 shares (the shares issuable upon conversion of the Series A Preferred Stock held by Mr. Gelband) to the total number of outstanding shares (12,970,518) for a total of 13,970,518.

Item 1. Security and Issuer.

      The name of the issuer is True You.Com, Inc., a Delaware corporation, which has its principal executive offices at 750 Third Avenue, Suite 1600, New York, NY 10017. This statement relates to the Company's common stock, $0.001 par value per share.

Item 2. Identity and Background.

(a)-(f). This Schedule 13D is being filed by Alan Gelband, a citizen of the United States of America (the "Reporting Person"). The Reporting Person's principal occupation is acting as a self employed investment banker and consultant. The address at which the Reporting Person's occupation is conducted is 750 Third Avenue, Suite 1600, New York, NY 10017. During the last five years, the Reporting Person has not been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

      The Reporting Person used his personal funds to acquire the shares directly owned by him and any entity that acquired shares that are beneficially owned by the Reporting Person used its own working capital.

Item 4. Purpose of Transaction.

      The Reporting Person has acquired the shares and related subscription rights solely for investment. There is no intention other than to hold the shares for investment and/or sell the shares, as permitted by law.

      (a)-(j) None.

Item 5. Interest in Securities of the Issuer.

(a) The Reporting Person is the beneficial owner of 9,954,860 shares of the Company's common stock, representing 71% of the outstanding shares of the Company's common stock. The Reporting Person does not own any other securities of the Company.

(b) The Reporting Person has the sole power to vote and dispose of the 9,954,860 shares.

(c) The Reporting Person did not effect any transactions in the issuer's securities within the past 60 days.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Reporting Person's securities.

(e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

      There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person and any other person with respect to any securities of the issuer, including, but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

None.

                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 25, 2005



                                                         /s/Alan Gelband
                                                         ----------------------
                                                         Name: Alan Gelband